UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                     0-24812
                                                    CUSIP NUMBER
                                                      10553K
                        (Check One):

(X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    ( ) Form 10-Q  ( ) Form N-SAR
                 For Period Ended: December 31, 1998
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                             DIVOT GOLF CORPORATION
                             Full Name of Registrant

                      Former Name: Brassie Golf Corporation

                              P.O. Box 1677
                              Seffner, Florida 33583
                              City, State, Zip Code

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has been undergoing a period of financial difficulty and is in the process of restructuring its debt and capital structure.

The Registrant is hopeful that this restructuring will be substantially complete by April 14, 1999. Additionally, due to layoffs, the Registrant did not have the manpower to complete the narrative in Form 10-KSB without assistance from counsel.

As a result, the Registrant's Form 10-KSB could not be filed accurately within the prescribed period without unreasonable effort and expense.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Clifford F. Bagnall                (813)              963-7760
   (Name)                        (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates a significant increase in operating losses from the last fiscal year. As reflected in the Registrant's most recent Form 10-QSB, losses for the nine months ended September 30, 1998 increased by approximately $3.1 million from the same period in 1997. In addition, and as a result of the Registrant's financial difficulties, a number of the Registrant's assets are currently under review for impairment, which the Registrant expects to result in a further increase in losses. As described in PART III, the Registrant does not, at this time, have the manpower necessary to reasonably estimate the results of operations.

DIVOT GOLF CORPORATION has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                               By: /s/ Clifford F. Bagnall
March 31, 1999                      Clifford F. Bagnall, Chief Financial Officer
                                    and Principal Financial Accounting Officer